# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nasus Pharma Ltd., CIK 0002029039
CUSIP: M7071P109
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: Yigal Alon 65, Tel Aviv, Israel (L3), 6744317
Date of event which requires filing of this statement: 08/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001634113

## Reporting persons
- Capital Point Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 575,129; shared voting power 0; sole dispositive power 575,129; shared dispositive power 0; aggregate amount beneficially owned 575,129 (6.35% of the class)
  Comment: With regard to Rows (5), (7) and (9), please see Item 4.
  
  Row (11) is based on 9,059,635 ordinary shares issued and outstanding as of August 13, 2025 (as provided by the Issuer).

## Item 1. Issuer
Name of issuer: Nasus Pharma Ltd.
Address of issuer's principal executive offices: Yigal Alon 65, Tel Aviv, Israel, 6744317

## Item 2. Person Filing
Name of person filing: Capital Point Ltd.
Address of principal business office or, if none, residence: Azrieli 1, Tel Aviv 67021, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page of the reporting person. .
Percent of class: See Row 11 of cover page of the reporting person.
Sole power to vote or to direct the vote: See Row 5 of cover page of the reporting person.
Shared power to vote or to direct the vote: See Row 6 of cover page of the reporting person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page of the reporting person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page of the reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Capital Point Ltd.: /s/ Avi Katzav, Chief Financial Officer (08/20/2025)
- Capital Point Ltd.: /s/ Yossi Tamar, Co-Chief Executive Officer (08/20/2025)